UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Hampton Roads Bankshares, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
409321106
(CUSIP Number)
September 30, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	409321106

1	NAMES OF REPORTING PERSONS Fir Tree Value Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		45,193,824

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		45,193,824

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	45,193,824

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	409321106

1	NAMES OF REPORTING PERSONS Fir Tree REOF II Master Fund, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		23,080,711

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		23,080,711

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	23,080,711

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	3.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	409321106

1	NAMES OF REPORTING PERSONS Fir Tree, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	New York

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		68,274,535

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		68,274,535

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	68,274,535

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	9.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO

SCHEDULE 13G
This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Fir Tree Value Master Fund, L.P., a Cayman Islands exempted limited partnership (“Fir Tree Value”), Fir Tree REOF II Master Fund, LLC, a Delaware limited liability company (“Fir Tree REOF”), and Fir Tree, Inc., a New York corporation (“Fir Tree”), relating to Common Stock, par value $0.01 per share (the “Common Stock”), issued by Hampton Roads Bankshares, Inc., a Virginia corporation (the “Issuer”), purchased by Fir Tree Value and Fir Tree REOF. Fir Tree is the investment manager of each of Fir Tree Value and Fir Tree REOF. Fir Tree Value, Fir Tree REOF and Fir Tree are collectively referred to herein as the “Reporting Persons.”

Item 1(a)	Name of Issuer.

Hampton Roads Bankshares, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

999 Waterside Dr., Suite 200
Norfolk, Virginia 23510

Item 2(a)	Name of Person Filing.
Item 2(b)	Address of Principal Business Office.
Item 2(c)	Place of Organization.

Fir Tree Value Master Fund, L.P.
c/o Admiral Administration Ltd.
Admiral Financial Center, 5th Floor
90 Fort Street, Box 32021 SMB
Grand Cayman, Cayman Islands
A Cayman Islands exempted limited partnership

Fir Tree REOF II Master Fund, LLC
c/o Fir Tree, Inc.
505 Fifth Avenue
23rd Floor
New York, New York 10017
A Delaware limited liability company

Fir Tree, Inc.
505 Fifth Avenue
23rd Floor
New York, New York 10017
A New York corporation
Fir Tree is the investment manager of each of Fir Tree Value and Fir Tree REOF, and has been granted investment discretion over portfolio investments, including the Common Stock, held by Fir Tree Value and Fir Tree REOF.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e)	CUSIP Number.

409321106

Item 3	Reporting Person.

The person filing is not listed in Items 3(a) through 3(j).

Item 4	Ownership.
(a)
Fir Tree Value is the beneficial owner of 45,193,824 shares of Common Stock. Fir Tree REOF is the beneficial owner of 23,080,711 shares of Common Stock. Fir Tree may be deemed to beneficially own the shares of Common Stock held by Fir Tree Value and Fir Tree REOF as a result of being the investment manager of each of Fir Tree Value and Fir Tree REOF.

(b)
Fir Tree Value and Fir Tree REOF beneficially own 45,193,824 and 23,080,711 shares of Common Stock, respectfully, which represents approximately 6.6% and 3.4%, respectfully, of the shares of Common Stock outstanding. Collectively, the Reporting Persons beneficially own 68,274,535 shares of Common Stock, which represents approximately 9.9% of the Common Stock outstanding. These percentages were determined by dividing the number of shares of Common Stock beneficially held by each of the Reporting Persons, by 684,684,995, the number of shares of Common Stock issued and outstanding as of October 5, 2010, as calculated based on information provided in the Issuer’s (i) Form 10-Q filed with the Securities and Exchange Commission on August 16, 2010, (ii) Tender Offer Statement filed with the Securities and Exchange Commission on October 1, 2010 and (iii) Form 8-K filed with the Securities and Exchange Commission on October 5, 2010.

(c)
Fir Tree Value may direct the vote and disposition of 45,193,824 shares of Common Stock. Fir Tree REOF may direct the vote and disposition of 23,080,711 shares of Common Stock. Fir Tree has been granted investment discretion over the Common Stock held by Fir Tree Value and Fir Tree REOF, and thus, has the shared power to direct the vote and disposition of 68,274,535 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 12, 2010

FIR TREE VALUE MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum
Name: Jeffrey Tannenbaum
Title: President

FIR TREE REOF II MASTER FUND, LLC
By:	/s/ Jeffrey Tannenbaum
Name: Jeffrey Tannenbaum
Title: Authorized Person

FIR TREE, INC.
By:	/s/ Jeffrey Tannenbaum
Name: Jeffrey Tannenbaum
Title: President

EXHIBIT 1
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Hampton Road Bankshares, Inc., a Virginia corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.
The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.
This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.
IN WITNESS WHEREOF, the undersigned have executed this Agreement as of October 12, 2010.

FIR TREE VALUE MASTER FUND, L.P.
By:	FIR TREE, INC., its Manager

By:	/s/ Jeffrey Tannenbaum
Name: Jeffrey Tannenbaum
Title: President

FIR TREE REOF II MASTER FUND, LLC
By:	/s/ Jeffrey Tannenbaum
Name: Jeffrey Tannenbaum
Title: Authorized Person

FIR TREE, INC.
By:	/s/ Jeffrey Tannenbaum
Name: Jeffrey Tannenbaum
Title: President